SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                 FORM 11-K

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                For the fiscal year ended December 31, 2001

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

               For the transition period from _____ to _____

                       Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Rite Aid 401(k) Distribution Employees Saving Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Rite Aid Corporation
                               30 Hunter Lane
                       Camp Hill, Pennsylvania 17011





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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
   AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
   DECEMBER 31, 2001:

   Statements of Net Assets Available for Benefits                          2

   Statements of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                           4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

   Schedule of Assets Held for Investment Purposes                          8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

   Schedule of Assets Held for Investment Purposes                          9

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 1999:

   Schedule of Prohibited Transactions                                     10

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
   Rite Aid 401(k) Distribution Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Rite Aid 401(k) Distribution Employees Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December
31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 13, 2002



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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                       2001              2000

ASSETS:
  Investments                                      $ 1,436,154       $ 1,276,509

  Employee contributions receivable                     11,730            10,127
                                                   -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS                  $ 1,447,884       $ 1,286,636
                                                   ===========       ===========


See notes to financial statements.





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

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------

                                                                        Year Ended December 31,
                                                         ----------------------------------------------------
                                                              2001              2000               1999
ADDITIONS:
  Employee contributions                                   $ 269,654          $ 270,591          $ 267,509
  Rollover contributions                                       4,597                270             11,425
  Investment income                                           33,703             23,616             27,756
  Net depreciation in fair value of investments             (101,301)          (166,624)          (127,014)
                                                         -----------        -----------        -----------

        Total additions, net                                 206,653            127,853            179,676

DEDUCTIONS:
  Benefit payments                                            45,405             93,594             55,935
                                                         -----------        -----------        -----------

        Total deductions                                      45,405             93,594             55,935
                                                         -----------        -----------        -----------

INCREASE IN NET ASSETS AVAILABLE FOR
  BENEFITS                                                   161,248             34,259            123,741

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                        1,286,636          1,252,377          1,128,636
                                                         -----------        -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                            $ 1,447,884        $ 1,286,636        $ 1,252,377
                                                         ===========        ===========        ===========


See notes to financial statements.


RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following brief description of the Rite Aid 401(k) Distribution Employees Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan sponsored by Rite Aid Corporation (the "Company"). An individual account is established for each participant and provides benefits that are based on (a) amounts the participant contributes to the participant's account, and (b) investment earnings (losses), less any administrative expenses charged to the Plan.

      The Company is the Plan administrator and is responsible for the preparation of the Plan's financial statements.

      Participation - The Plan covers union employees at the Rite Aid of Rome, New York Distribution Center and the Rite Aid of West Virginia Distribution Center who have completed at least one year of service, have been credited with at least 1,000 hours of service, and have attained the age of 21 years.

      Contributions - Each year, a participant may contribute up to 15% of the participant's pretax annual compensation, as defined in the Plan. A participant may also contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan. There are no employer contributions.

      Investment Options - The Plan provides employees with the option of investing in 10 funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits - Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant's account or installment payments.

      Loans - Participants may elect to borrow against the participant's vested balances at a reasonable rate of interest as determined by the Plan administrator. A participant may borrow up to 50% of the participant's vested balance, with a minimum loan of $1,000 and a maximum loan of $50,000. A participant may only have two loans outstanding at any one time.

      Vesting - A participant is vested immediately in all contributions credited to the participant's account plus actual earnings (losses) thereon.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investments - The Plan's investments are stated at fair value, except the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date.

      The Guaranteed Interest Account ("GIA") is a group annuity insurance product issued by Prudential. Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter which remains in effect until the end of the following calendar year for contributions received during that calendar quarter. The GIA is deemed to be benefit responsive, therefore, it is presented at contract value which approximates fair value. The average yield was 5.06%, 6.31%, and 5.61% for 2001, 2000 and 1999, respectively. As of
      December 31, 2001 and 2000, the crediting interest rate was 4.50% and 6.10%, respectively.

      Administrative Expenses - Under the terms of the Plan agreement, costs relating to Plan administration may be paid by the Company. For the years ended December 31, 2001, 2000 and 1999, the Company as Plan sponsor has paid substantially all administrative expenses.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      Derivative Instruments and Hedging Activities - On January 1, 2001, the Plan adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. This standard establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Adoption of SFAS No. 133, as amended, did not have a material impact on the financial statements of the Plan.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                             December 31,
                                                      -------------------------
                                                         2001            2000

      Prudential Guaranteed Interest Account          $ 337,563       $ 283,343
      Prudential Jennison Growth Fund                   277,934         302,095
      Prudential Active Balanced Fund                   185,456         164,243
      Prudential Stock Index Fund, Class I              170,039         171,362
      Prudential MoneyMart Assets Fund                  150,401         100,469
      Prudential International Value Fund               123,690         122,946

      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                             Year Ended December 31,
                                   --------------------------------------------
                                       2001             2000            1999

Investments, at fair value:
  Mutual Funds                      $(123,683)       $ (91,626)      $ 155,126
  Common Stock                        22,382           (74,998)       (282,140)
                                   ------------     ------------    -----------
  Total depreciation                $(101,301)       $(166,624)      $(127,014)
                                   ============     ============    ===========


4.    TAX STATUS

      The Plan obtained its latest determination letter dated January 16, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. On February 28, 2002, the Company submitted the Plan for a new determination letter from the IRS. However, the Company, as Plan sponsor, believes that the Plan is in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Prudential, the custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan also permits investment in the common stock of the Company, see Note 7. The Company is the Plan sponsor, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. The Plan does not consider employer contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCIES

      As of January 1, 1999, the Plan had approximately 8% of its assets invested in Company common stock (Company Stock Fund) at a share price of $49.75. On October 12, 1999, following the Company's announcement that its previously issued financial statements should not be relied upon, the Company suspended all purchases of Company stock through the Company Stock Fund. Contributions received on or after October 12, 1999, which would otherwise have been directed to the Company Stock Fund, were invested in the Prudential MoneyMart Assets Fund and will continue to be invested in the Prudential MoneyMart Assets Fund until the participant elects otherwise.

      In late 1999, the Company's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Company. New management began the process of reviewing the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. Management has identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, as follows:

      a) During 2000 and 1999, the Company failed to withhold and contribute participants' salary deferral contributions associated with supplemental salary payments in the amounts of $825 and $110, respectively. The Company has completed an evaluation of the amount of investment income that would have been earned by the participants on such salary deferral contributions during the periods in question. The Company estimates the maximum foregone investment income on such contributions to be $126, $110 and $64 for 2001, 2000 and 1999, respectively. The Company expects to make a contribution to the respective participant accounts during 2002.

      b) During 1999, the Company failed to remit in a timely manner certain employee salary deferral contributions in the amount of $20,513 to the Plan custodian, Prudential, in accordance with the Department of Labor's rules regarding the timeliness of depositing such employee contributions. The Company has completed its evaluation of the amount of investment income that would have been earned by the participants on those contributions during the period in question. During 2001, the Company made an additional contribution to the Plan to be allocated to the affected participants' accounts in the amount of $377, which represents the investment income that would have been earned by the participants had the contributions been deposited with the custodian on a timely basis.

      c) The Plan was not being operated in accordance with the Plan document relating to the disbursement of minimum account balances. The Plan calls for lump-sum disbursements of a participant's account following a termination or retirement if that participant's account is not more than $5,000. As a result of the analysis completed in January 2002 related to this defect, the estimate of the minimum account balances subject to disbursement in accordance with the Plan document for the Plan years ended December 31, 2001, 2000 and 1999 is $19,296,
            $19,295 and $6,326, respectively. The required distributions are expected to be made.

      Management believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS. Penalties, taxes and remedial payments, if any, due to non-compliance will be paid by the Company.

                                   ******

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


RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------

                                                                                         Current
Identity of Issuer                     Description of Investment                          Value

 *Prudential                           Guaranteed Interest Account                     $ 337,563
 *Prudential                           Jennison Growth Fund                              277,934
 *Prudential                           Active Balanced Fund                              185,456
 *Prudential                           Stock Index Fund, Class I                         170,039
 *Prudential                           MoneyMart Assets Fund                             150,401
 *Prudential                           International Value Fund                          123,690
 *Prudential                           Government Income Fund                              9,486
  Fidelity                             Magellan Fund                                      50,053
 *Rite Aid Corporation                 Company Stock Fund                                 35,279
  Putnam                               Growth & Income Fund                               28,818
**Participant notes                    Loan Fund                                          67,435
                                                                                     -----------

                                       TOTAL                                         $ 1,436,154
                                                                                     ===========


*Party-in-interest

** The loans range in interest rates from 7.50% to 10.50% and expire from 1 to 5 years.









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


RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------

                                                                                           Current
Identity of Issuer                        Description of Investment                         Value

 *Prudential                              Jennison Growth Fund                            $ 302,095
 *Prudential                              Guaranteed Interest Account                       283,343
 *Prudential                              Stock Index Fund, Class I                         171,362
 *Prudential                              Active Balanced Fund                              164,243
 *Prudential                              International Value Fund                          122,946
 *Prudential                              MoneyMart Assets Fund                             100,469
 *Prudential                              Government Income Fund                              4,890
  Fidelity                                Magellan Fund                                      36,120
 *Rite Aid Corporation                    Company Stock Fund                                 18,700
  Putnam                                  Growth & Income Fund                               22,672
**Participant notes                       Loan Fund                                          49,669
                                                                                        -----------

                                          TOTAL                                         $ 1,276,509
                                                                                        ===========


* Party-in-interest

** The loans range in interest rates from 9.25% to 10.50% and expire from 1 to 20 years.



RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

SCHEDULE OF PROHIBITED TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                            Period(s)            Employee
Date Remitted to            Covered by           Deferral
Trustee/Custodian            Payroll              Amount           Check Date


   3/25/1999               1/16/1999             $ 4,754            1/21/1999
   3/25/1999               1/23/1999               4,634            1/28/1999
   5/7/1999                 2/6/1999                  25            2/11/1999
   5/7/1999                2/27/1999                 132             3/4/1999
   5/26/1999               4/17/1999               5,710            4/22/1999
   6/7/1999                4/24/1999               5,252            4/29/1999
   3/23/2000              12/30/1999                   6            12/30/1999








                                    -10-


                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      RITE AID 401(k) DISTRIBUTION EMPLOYEES
                                      SAVINGS PLAN


                                      /s/ Richard J. Varmecky
                                      ---------------------------------
                                      Name:  Richard J. Varmecky
                                      Title: Trustee

Date:  June 28, 2002